FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Reportof Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

November 10th , 2003

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding: Nova broadens its customer base by gaining another 2 large customers

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 10th, 2003	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gal IR International
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud.Helft@galir.com
http://www.nova.co.il	Kenny.Green@galir.com

Nova broadens its customer base by gaining another 2 large customers

18 out of the 20 largest manufacturers are now using Nova’s integrated metrology solutions

Rehovoth, Israel, November 10, 2003 – Nova Measuring Instruments (NASDAQ: NVMI) today announced the successful implementation of its advanced process control (APC) through the use of the NovaScan 2040 integrated metrology systems, integrated in the STI CMP polishers, at a world leading IC Manufacturer in Taiwan and has gained another top 20 semiconductor manufacturers in Japan. This implementation significantly reduces rework rate and metrology, while improving post-CMP thickness variation on the wafers produced in 0.13 Cu technology.

The NovaScan 2040 and 3060 have an overall measurement time of 13 seconds per wafer for 13 sites, compatible with all high-throughput polishers, enabling measurement and mapping of all wafers both pre- and post-polish without affecting the polisher’s throughput. Nova is the only Integrated Metrology provider to offer both wet and dry integrations allowing customers to choose the best alternative. The NovaScan 2040/3060 utilizes UV Spectrophotometry to accurately measure and map the most advanced applications in the semiconductor industry down to the 0.09µm technology node.

According to a world leading IC manufacturer from Taiwan, rework rate was reduced by more than 5 times after employing the NovaScan 2040 integrated metrology system inside the STI CMP polisher. Post-CMP thickness variation has been improved by 60% and metrology delays were significantly reduced. At a presentation during the AEC/APC conference in Colorado Springs in September 2003 the customer noted: “Integrated Metrology is a key enabler for wafer-to-wafer control.”

Ronen Frish, VP Sales and Marketing comments: “We have been trying for years to provide these capabilities to this large customer, and we are very proud that we have now become one of their suppliers. The evaluation of the system has been very successful, and the systems are now in full production use. In addition we have delivered first systems to a new customer in Japan, so that we are now supplying NovaScan Integrated Metrology systems to 18 out of the top 20 semiconductor manufacturers; this is the best proof of the success of our pioneering integrated metrology concept and our leading position in the market. The move to 300mm wafers, 0.09 micron design rules and to copper/low-k is providing more opportunities to the company’s integrated metrology solutions.

About Nova:

Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.